UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024 (Report No. 3)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

CONTENTS

Execution of Equity Distribution Agreement

On January 12, 2024, IceCure Medical Ltd., or the Company, entered into an Equity Distribution Agreement, or the Agreement, with Maxim Group LLC, or the Sales Agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent, ordinary shares, no par value per share, or the Ordinary Shares. The Ordinary Shares will be offered and sold pursuant to the Company’s currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the Securities and Exchange Commission dated January 12, 2024.

The Company is not obligated to sell any Ordinary Shares under the Agreement. Subject to the terms and conditions of the Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a transaction notice to the Sales Agent, and subject to the Company’s instructions in that notice, and the terms and conditions of the Agreement, the Sales Agent may sell the Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Sales Agent’s obligations to sell Ordinary Shares under the Agreement is subject to satisfaction of certain conditions. The Company will pay the Sales Agent a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the Agreement and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K, or this Report, and is incorporated herein by reference.

The legal opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.) relating to the Ordinary Shares that may be sold pursuant to the Agreement is filed as Exhibit 5.1 to this Report.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-258660 and 333-267272) and Form S-8 (Registration Nos. 333-270982, 333-264578, and 333-262620), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
10.1	Equity Distribution Agreement by and between IceCure Medical Ltd., and Maxim Group LLC, dated January 12, 2024.
23.1	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: January 12, 2024	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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